June 15, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Femasys Inc. Registration Statement on Form S-1 Registration No. 333-256156 Acceleration Request Requested Date: June 17, 2021 Requested Time: 4:00 PM, Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Chardan Capital Markets, LLC, as representative of the several underwriters, hereby join Femasys Inc. in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-256156) (the “Registration Statement”) to become effective on June 17, 2021, at 4:00 PM, Eastern Daylight Time, or as soon as practicable thereafter.

   Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

   We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

Very truly yours, Chardan Capital Markets, LLC

By:	/s/ Shai Gerson
Name:	Shai Gerson
Title:	Managing Partner